RECEIVED

2008 MAR 25 A 5:31

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

08001392

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

March 13, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on February 26 – March 13, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Paul Lönnfors
IR Manager

3/25

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

SHARE SUBSCRIPTIONS UNDER KONECRANES STOCK OPTIONS

A total of 8,640 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1999 B-series	6,400	8.25
2003 C-series	2,240	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,047,420 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on or about March 19, 2008. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about March 20, 2008.

The remaining outstanding stock options entitle to subscription of 2,013,900 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

RESOLUTIONS OF KONECRANES PLC'S ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Konecranes Plc was held on Thursday, 13 March 2008 at 11 a.m. at the Company's auditorium in Hyvinkää, Finland. The meeting approved the company's Financial Statements for the fiscal year 2007 and discharged the members of the Board and Managing Director from liability.

Payment of dividend

The AGM approved the Board's proposal that a dividend of EUR 0.80 is paid on each share. Dividend will be paid to shareholders who are registered on the record date 18 March 2008 as shareholders in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The dividend will be paid on 28 March 2008.

Composition of the Board of Directors

The AGM approved the proposal of the Nomination and Compensation Committee that eight (8) members of the Board of Directors be elected. Board member Stig Stendahl had announced that he is not available for re-election. The other Board members elected in the AGM in 2007 were re-elected, thus Mr Svante Adde, Mr Kim Gran, Mr Stig Gustavson, Mr Matti Kavetvuo, Ms Malin Persson, Mr Timo Poranen and Mr Björn Savén were re-elected. Mr Mikael Silvennoinen, managing director of Pohjola Bank plc was elected as a new member.

The AGM confirmed the annual compensation to the Board Members: Chairman of the Board EUR 100,000, Vice Chairman of the Board EUR 64,000 and other Board Members EUR 40,000. In addition, compensation of EUR 1,500 per meeting will be paid for attendance at Board committee meetings. The annual compensation can be paid either in cash or in Konecranes Plc's shares acquired from the market. Travel expenses of Board members are compensated for against receipt.

Election of the Auditors

According to the Articles of Association, the auditors are elected to office until further notice. The AGM confirmed that Ernst & Young Oy continues as the Company's external auditor.

Authorization of the Board of Directors to Repurchase the Company's Own Shares

The AGM authorized the Board of Directors to resolve to repurchase the Company's own shares as follows:

No more than 6,097,878 shares may be repurchased. The Company cannot at any moment together with its subsidiaries own more than 10 per cent of all the registered shares of the Company.

The minimum repurchase price of the shares is the lowest market price of the Company's shares quoted in public trading during the time of the authorization and the maximum repurchase price is the highest market price quoted in public trading during the time of the authorization.

The Board of Directors resolves upon the methods of the repurchase and other provisions. Among others, derivatives can be used in the purchase. The shares

can be purchased with deviation from the proportioned holdings of the shareholders (directed purchase).

The Company's own shares can be purchased on the basis of the authorization only by using non-restricted equity. Hereby the repurchase will reduce the Company's distributable non-restricted equity.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 12 September 2009.

Authorization of the Board of Directors to Transfer the Company's Own Shares

The AGM authorized the Board of Directors to resolve to transfer the Company's own shares as follows:

The authorization is limited to a maximum of 6,097,878 shares. The shares may be transferred in one or several tranches. The Board of Directors is authorized to resolve upon the terms and conditions of the transfer of the Company's own shares. The shares may be transferred with deviation from the shareholders' pre-emptive right, provided that weighty financial grounds exist for this. The Board of Directors can also use this authorization to grant stock option rights and other special rights concerning the Company's own shares, referred to in Chapter 10 of the Companies Act but not, however, to resolve upon a personnel stock option plan.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 12 September 2009.

Authorization of the Board of Directors to resolve upon share issue and issue of stock option rights as well as of other special rights entitling to shares

The AGM authorized Board of Directors to resolve upon share issue as well as upon issue of stock option rights, convertible bonds and other special rights entitling to shares referred to in Chapter 10 Section 1 of the Companies Act as follows.

Shared issued on the basis of the authorization are new shares of the Company. The authorization is limited to issuance of a maximum of 12,195,756 shares.

On the basis of the authorization, the Board of Directors may also resolve upon issuance of new shares to the Company itself. The Company cannot, however, at any moment together with its subsidiaries own more than 10 per cent of all the registered shares of the Company. The shares issued may then, among other things, be transferred on the basis of the authorization granted for the Board of Directors to transfer the company's own shares.

The Board of Directors is authorized to resolve upon all the terms and conditions of the share issue and the issuance of special rights entitling to shares. The shares and the special rights entitling to shares may be issued with deviation from the shareholders' pre-emptive right, provided that weighty financial grounds exist for this. The authorization does not, however, concern resolving upon a personnel stock option plan.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 12 September 2009.

This authorization shall be in force simultaneously with the authorization to resolve to transfer the Company's own shares.

Partial change of the 1997 stock option program

The AGM approved the Board of Directors' proposal that Section 5 of the terms of share subscription in the stock option program approved by the General Meeting of Shareholders on 4 March 1997 concerning shareholders' rights, is amended to read as follows: "The right to dividend pertaining to the shares and other shareholders' rights shall commence on the date when the new shares are registered with the Trade Register."

Partial change of the 1999 stock option program

The AGM approved the Board of Directors' proposal that Section 5 of the terms of share subscription in the stock option program approved by the General Meeting of Shareholders on 11 March 1999 concerning shareholders' rights, is amended to read as follows: "The right to dividend pertaining to the shares and other shareholders' rights shall commence on the date when the new shares are registered with the Trade Register."

Partial change of the 2001 stock option program

The AGM approved the Board of Directors' proposal that Section 5 of the terms of share subscription in the stock option program approved by the General Meeting of Shareholders on 8 March 2001 concerning shareholders' rights, is amended to read as follows: "The right to dividend pertaining to the shares and other shareholders' rights shall commence on the date when the new shares are registered with the Trade Register."

In Hyvinkää, March 13, 2008
Konecranes Plc
The Board of Directors

KONECRANES PLC

Paul Lönnfors
IR Manager

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358 20 427 2011

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES AGM - PRESIDENT & CEO PEKKA LUNDMARK COMMENTS RECENT DEMAND DEVELOPMENT, REITERATES 2008 OUTLOOK

Konecranes President & CEO Pekka Lundmark's presentation at today's Annual General Meeting includes comments to the recent development in the demand for Konecranes' products and services.

"The development in the first two months of the year gives reason for optimism. Order intake has continued to increase in January-February and the number of new inquiries were on a high level, also in the United States," Lundmark comments.

The 2008 outlook was reiterated.
"We target double-digit sales growth and see potential to improve the operating margin from the 10.0 percent achieved in 2007," Lundmark stated.

Konecranes first quarter interim report will be published on 29 April, 2008.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Paul Lönnfors, IR Manager, phone: +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

AMENDMENTS TO THE PDF VERSION OF KONECRANES' ANNUAL REVIEW 2007

There were inaccuracies on the following pages of the pdf version of Konecranes Plc's Annual Review 2007 published on February 29, 2008:

Page 4, the first graph at the bottom of the page, "Sales by Business Area 2007":
- The correct figure for Heavy Lifting is MEUR 519.3 (not MEUR 519.6)

Page 4, the second graph at the bottom of the page, "EBIT by Business Area 2007":
- The correct figure for Heavy Lifting is MEUR 34.0 (not MEUR 34.4)

Page 17, Key Figures:
- The operating margin (%) for Service 2007 is 12.5 (not 14.0), and the figure for 2006 is 10.1 (not 11.8)

The amended pdf versions are available in English, Finnish, Swedish and German on the company's investor site at www.konecranes.com/investor > Reports and Presentations.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Paul Lönnfors, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

BARCLAY GLOBAL INVESTORS UK HOLDINGS LTD'S HOLDING IN KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Konecranes has been informed of a change in the holding of Barclays Global Investors UK Holdings Ltd of the paid up share capital of Konecranes Plc.

On February 28, 2008 Barclays Global Investors UK Holdings Ltd was in possession of 3,444,786 Konecranes shares. The holding corresponds 5.64 % of the share capital and voting rights in Konecranes Plc.

The total holding by Barclays Global Investors UK Holdings Limited is as follows:

Shareholder's complete name, register number	Shares	Proportion of share capital and voting rights %
Barclays Global Investors Ltd (Registered number 796793)	1,546,913	2.53
Barclays Global Investors (Deutschland) AG (Registered number HRBI134527)	21,439	0.04
Barclays Global Investors N.A. (Registered number 22121)	1,817,036	2.98
Barclays Global Fund Advisors (Registered number 94-2948313)	59,398	0.10
TOTAL	3,444,786	5.64

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Paul Lönnfors, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES' ANNUAL REPORT 2007 PUBLISHED TODAY

Konecranes Plc's Annual Report 2007 has been published today in Finnish, Swedish and English. Pdf-documents of the reports are available on the company's investor site at www.konecranes.com/investor > Reports and Presentations. Annual Reports can also be ordered through the web (please see the address above) or by calling to +358 (0)20 427 2043.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Paul Lönnfors, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES AND HEWLETT PACKARD SIGN GLOBAL IT INFRASTRUCTURE SERVICES AGREEMENT

Konecranes and Hewlett Packard (HP) have signed a five-year agreement for IT infrastructure services. Under this agreement HP will operate the helpdesk and provide on-site support, and will harmonize the desktop computer environment within the whole Konecranes Group. According to the agreement, 16 global information services employees, including 7 in Finland, will transfer from the Konecranes to the HP organization during autumn 2008.

"By standardizing our IT infrastructure and outsourcing the support function, we will be better equipped to face changing business challenges and to adjust the focus for IT from support and maintenance to development and innovations," says Kari Suominen, CIO, Konecranes. "HP is able to deliver technologies suited to end user needs and the relevant support services all over the world, quickly and flexibly."

The transition work will start in the beginning of April 2008 and will be finalized by May 1, 2009.

This release is available at our website www.konecranes.com

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Press
Kari Suominen, CIO, Konecranes
E-mail: or phone +358 20 427 2110

Financial Media and Analysts:
Paul Lönnfors, IR Manager
E-mail: paul.lonnfors@konecranes.com or phone +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END